Exhibit 4.3

HAPPYNEST REIT, INC.

DIVIDEND REINVESTMENT PLAN

THIS DIVIDEND REINVESTMENT PLAN (the “Plan”) is adopted by HappyNest REIT, Inc. (the “Company”).

1.            Definitions. Capitalized terms not defined in this Plan shall have the meanings given to such terms in the Articles of Incorporation of the Company as in effect from time to time (the “Articles of Incorporation”) or the Company’s Offering Statement on Form 1-A (the “Offering Statement”), initially filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2018. “Shares” means shares of the Company’s common stock, par value $0.001 per share.

2.            Dividend Reinvestment. Subject to Section 3, the Company will apply all dividends and other distributions (collectively, “Dividends”) declared and paid in respect of all Shares, including with respect to whole or fractional Shares acquired under this Plan, to the purchase of additional Shares. Such application shall commence effective as of the date on which is declared qualified by the SEC.

3.            Operational Matters.

(a)           Each stockholder will be automatically enrolled in the Plan upon acceptance by the Company of their subscriptions for Shares, unless such stockholder affirmatively opt-out of the Plan.

(b)            Enrollment and continued participation in the Plan are subject to a stockholder’s satisfaction of the eligibility standards for a subscription for Shares set forth in the Offering Statement and applicable federal and state securities laws, rules and regulations. No stockholder will be eligible to acquire Shares under the Plan to the extent that such acquisition would cause such stockholder to exceed the Ownership Limit set forth in the Articles of Incorporation or otherwise would cause a violation of Share ownership restrictions set forth in the Articles of Incorporation.

(c)           Opt-out of the Plan may be made via a stockholder’s Subscription Agreement or through the HappyNest Platform. In the event that a stockholder elects out of the Plan following acceptance of the stockholder’s subscription, such withdrawal will be effective as of the next succeeding Dividend payment, subject to at least 30 days having passed before the date of declaration of such next succeeding Dividend.

(d)            If a stockholder opts-out of the Plan (either in their Subscription Agreement or thereafter), a stockholder may re-enroll in the Plan through the HappyNest Platform. Such re-enrollment will be effective as of the next succeeding Dividend payment, subject to at least 30 days having passed before the date of declaration of such next succeeding Dividend.

(e)           Opt-in and opt-out of the Plan will be without penalty. Opt-in and opt-out will not affect the form of any Dividends payable with respect to any prior time period; provided, that you will have the option to opt in or opt out of the dividend reinvestment plan not more than one time per calendar year.

(f)            No certificates will be issued in respect of Shares purchased through the Plan.

(g)          Any transfer of Shares from a stockholder enrolled in the Plan to a stockholder not enrolled in the Plan will terminate participation in the Plan with respect to the transferred Shares. Repurchase by the Company of a portion of a stockholder’s Shares will not affect the stockholder’s participation in the Plan with respect to the stockholder’s remaining Shares.

(h)           If a stockholder terminates Plan participation, the Company may, at its option, ensure that the terminating stockholder’s account will reflect the whole number of Shares in such stockholder’s account and provide a check for the cash value of any fractional Share in such account.

(i)            The Company reserves the right to terminate a stockholder’s participation in the Plan at any time for any reason, including in the event that the stockholder does not or ceases to satisfy the eligibility requirements set forth in Section 3(b) above.

4.            Purchase of Shares.

(a)            Stockholders will acquire Shares through the Plan at a price equal to the most recently determined NAV per Share in accordance with the Offering Statement.

(b)           No selling commissions will be payable with respect to Shares acquired pursuant to the Plan. Fractional Shares will be issued to the extent that a particular Dividend is insufficient to purchase an integral number of Shares.

(c)            Shares purchasable under the Plan may (but are not required to) be supplied from: (i) Shares which registered with the SEC for issuance pursuant to the Plan, or (ii) Shares purchased by the Company for issuance pursuant to the Plan in a secondary market (if available) or on a stock exchange (if listed) (collectively, the “Secondary Market”).

(d)           Shares purchased in any Secondary Market will be purchased at the then-prevailing market price for Shares of common stock, which price will be utilized for purposes of issuing Shares in the Plan. Shares acquired by the Company in any Secondary Market may be at prices lower or higher than the Share price which will be paid for the Shares issued pursuant to the Plan from pursuant to the Offering or any other continuous public offering conducted by the Company. If the Company acquires Shares in any Secondary Market for issuance pursuant to the Plan, the Company shall use its reasonable efforts to acquire Shares at the lowest price then reasonably available for Shares. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the stockholder in the Plan will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in any Secondary Market or register Shares issued pursuant to the Plan, the Company is in no way obligated to do either, but may do so in its sole discretion.

5.            Taxes.  REINVESTMENT OF DISTRIBUTIONS PURSUANT TO THE PLAN DOES NOT RELIEVE A STOCKHOLDER OF ANY INCOME TAX LIABILITY WHICH MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL INCOME TAX LIABILITY MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

6.            Reports.  The following information for each participating stockholder will be available through the HappyNest Platform: (i)  Dividends reinvested during the year pursuant to the Plan; (ii) the number of Shares purchased pursuant to the Plan during the year and (iii) the per share purchase price for such Shares.

7.           Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote (including a majority of the Independent Directors) amend the Plan; provided, that the Plan cannot be amended to eliminate a stockholder’s right to terminate participation in the Plan and that notice of any material amendment must be provided to stockholders at least 10 days prior to the effective date of that amendment. The Board of Directors may by majority vote (including a majority of the Independent Directors) suspend or terminate the Plan for any reason upon 10 days’ written notice to the stockholders.

8.            Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (a) arising out of failure to terminate a stockholder’s account upon such stockholder’s death prior to receipt of notice in writing of such death; or (b) with respect to the time and the prices at which Shares are purchased or sold for a stockholder’s account.